SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES THIRD QUARTER OF 2007 RESULTS
(Rio de Janeiro – November 29, 2007) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Petrobras reported a consolidated net income of U.S.$ 3,833 million and consolidated net operating revenues of U.S.$ 23,447 million for the third quarter of 2007, compared to a consolidated net income of U.S.$ 3,526 million and consolidated net operating revenues of U.S.$ 19,806 million for the third quarter of 2006.

For the nine-month period ended September 30, 2007, Petrobras reported a consolidated net income of U.S.$ 10,326 million and consolidated net operating revenues of U.S.$ 62,411 million, compared to a consolidated net income of U.S.$ 10,040 million and consolidated net operating revenues of U.S.$ 53,327 million for nine-month period ended September 30, 2006.

Petrobras’ total capital expenditures were U.S.$ 14,005 million for the nine-month period ended September 30, 2007 (45.9% higher than the nine-month period ended September 30, 2006), of which U.S.$ 7,837 million was invested to expand future crude oil and gas production capacity in Brazil to meet the aggressive growth targets set by our Business Plan.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Before making comments on the achievements of the third quarter of 2007, I would like to mention that we made a very important oil and natural gas discovery at the Tupi area, located in the Santos Basin’s pre-salt. We believe this discovery may put Brazil among the countries in the world with the largest oil and gas reserves, indicating a promising future for us and for the Country.

The third quarter of 2007 presented major challenges and achievements. In the first nine-month period ended September 30, 2007, we invested U.S.$ 14,005 million with a view to the future expansion of our oil, natural gas and energy production capacity and to consolidate our market share. This capital expenditure represented a increase of 45.9% over the same period last year. In the third quarter of 2007 we reported a net income of U.S.$ 3,833 million and U.S.$ 10,326 million for the nine-month period ended September 30, 2007.

The total average production of oil and LNG reached 1,909 thousand bpd in the third quarter of 2007, slightly higher than for the same period in 2006. The total average production of natural gas reached 2,322 million cubic feet per day (Mmcfpd) in the third quarter of 2007, slightly higher than for the same period in 2006. Forecasted growth in production has been affected by operational problems, such as maintenance downtime at platforms and delays in the commissioning of some production projects. However, we are expecting to begin operations at several units in Brazil that should increase our production capacity by 460 thousand bpd during 2008. The following units will be particularly important to reach this target: P-52, FPSO Cidade de Vitória and P-54.

We made some promising exploratory advancements off the Brazilian coast. In addition to the pre-salt discoveries made in the Santos Basin, we declared the Xerelete field in blocks BM-S-9 and BM-S-11 in the Campos Basin.

In the international area, I would like to mention our success in the auctions promoted by the Minerals Management Service (MMS) in the Western Gulf of Mexico where we successfully bid for 34 exploratory blocks in the Lease Sale 204 and subsequently a further 26 in the Lease Sale 205. We are now involved in a total of 338 blocks in the area, of which 200 are operated by us. In Colombia, we were the winning bidders in four blocks in the Ronda Caribe 2007 auction, in two of them as operator.

Another important event during the third quarter of 2007 was the approval of the Petrobras’ Strategic Plan 2020 and the Business Plan 2008-2012. The Company’s aggressive growth targets were maintained and the challenges in the development in the gas and biofuel markets increased. The Plan maintains the strategy of expanding our business in the oil, oil products, petrochemicals, natural gas, energy, biofuels and distribution with profitably and on the basis of integrated growth and social and environmental responsibility.

We have signed a share purchase and sale contract for the acquisition of the entire capital stock of Suzano Petroquímica S.A. In line with our strategic plan, we have been investing selectively in the Brazilian and Southern Cone petrochemical sector in projects that add value to oil, natural gas and refining flows, operating on an integrated basis. Given the scenario of consolidation in the industry internationally and the integration with the chain of available raw materials, strategically, the outlook is for a highly competitive market with the big players operating on a worldwide scale. The acquisition of these assets will add value to the portfolio of participations in petrochemical businesses. The acquisition will increasingly contribute to the consolidation of the Southeastern Petrochemical Complex, the integration with new petrochemical projects such as Comperj, and to assist the Brazilian petrochemical sector in becoming more competitive.

As part of the process of upgrading the Company’s Complementary Pension Plan Model, making it more attractive, sustainable and an important employee benefit, we have made progress towards the conclusion of renegotiations, approving changes to the Petros Plan’s regulations. The new regulations resulting from the approved changes no longer link benefit readjustments to the sponsors’ salary scales, while making the values of the benefits paid by Petros independent of those paid by the government social security scheme. Members’ benefits will be readjusted by the inflation index adopted by Petros, currently the IPCA. This will result in a considerable improvement in the Plan’s predictability.

Moody’s Investor Services announced an increase in our and PifCo’s foreign currency debt rating from Baa2 to Baa1. This upgrading reflects an improvement in the evaluation of Brazil. Taking advantage of this favorable scenario, our subsidiary PifCo issued U.S.$ 1 billion 5.875%Global Notes in the international capital markets with our credit support. The notes will mature on March 1, 2018. This issue is in line with our strategies of accessing the long-term capital markets to refinance the prepayment of old debt and to reduce the Company’s cost of capital. The offering was placed with more than 120 investors, the majority dedicated to the fixed income market in investment grade companies.

For the second time, we have been chosen as a component of the Dow Jones Sustainability World Index (DJSI), the most prestigious sustainability index in the world and used as an analytical parameter by socially and environmentally responsible investors. In addition, we were also winners of the British magazine Petroleum Economist annual award scheme, known as the Petroleum Economist Awards 2007, in the Investor Communications Team of Year 2006 category.

We temporarily limited the supply of gas to the distributors in Brazil in order to meet commitments under other contracts and the agreement signed by us with the National Electricity Energy Agency (Aneel) to guarantee the generation of electricity from the natural gas-fired plants. We are in the process of studying alternatives to supply gas to distributors in Brazil. One alternative would require the state distributors to sign different types of contract providing that a certain quantity of gas would be supplied on an assured basis. This would enable us to plan the supply gas adequately but always with a firm commitment to honor all our assured energy supply contracts with our customers.

Finally, I would like to emphasize reiterate our intention, disposition and technical capability to overcome the challenges that we face. The results achieved during the third quarter of 2007 are the result of work focused on the quality, transparency and diligence with which we have conducted our activities thus consolidating a base for the Company’s sustainable growth.

Financial Highlights

				For the nine-month period
				ended September 30,
2Q-2007	3Q-2007	3Q-2006	Income statement data (in millions of U.S. dollars, except for per share and per ADS data)	2007	2006
26,513	29,770	25,492	Sales of products and services	79,983	69,267
20,564	23,447	19,806	Net operating revenues	62,411	53,327
37	(270)	(41)	Financial income (expense), net	(370)	(377)
4,334	3,833	3,526	Net income for the period	10,326	10,040
0.99	0.87	0.80	Basic and diluted earnings per common and preferred share	2.35	2.29
1.98	1.74	1.60	Basic and diluted earnings per ADS (4)	4.70	4.58

			Other data
46.5	42.5	41.4	Gross margin (%) (1)	44.0	45.9
21.1	16.3	17.8	Net margin (%) (2)	16.5	18.8
50	50	52	Debt to equity ratio (%) (3)	50	52

			Financial and Economic Indicators
68.76	74.87	69.49	Brent crude (U.S.$/bbl)	67.13	66.96
1.9831	1.9179	2.1710	Average Commercial Selling Rate for U.S. dollar (R$/U.S.$)	2.0024	2.1831
1.9262	1.8389	2.1742	Period-end Commercial Selling Rate for U.S. Dollar (R$/U.S.$)	1.8389	2.1742

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin equals net income divided by net operating revenues.
(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(4)	For purposes of comparison, net income per ADS was recalculated for the prior periods, due to the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares which became effective as of July 2, 2007. (See Note 15 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2007).

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

				For the nine-month period
				ended September 30,
2Q-2007	3Q-2007	3Q-2006		2007	2006

4,334	3,833	3,526	Net income for the period	10,326	10,040
1,382	1,277	983	Depreciation, depletion and amortization	3,816	2,616
(367)	(162)	(529)	Financial income	(835)	(930)
354	115	518	Financial expense	575	1,414
(24)	317	52	Monetary and exchange variation on monetary assets and liabilities, net	630	(107)
1,174	1,589	1,159	Total income tax expense	4,191	4,649
(46)	(97)	21	Equity in results of non-consolidated companies	(172)	(36)
(13)	19	26	Other expenses, net	(9)	58
15	63	94	Minority interest in results of consolidated subsidiaries	245	424

6,809	6,954	5,850	Adjusted EBITDA	18,767	18,128

Our adjusted EBITDA is not a U.S. GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

	U.S.$ million
Balance sheet data	09.30.2007	12.31.2006	Percent Change (09.30.2007 versus 12.31.2006)	09.30.2006

Cash and cash equivalents	7,421	12,688	(41.5)	11,097
Short-term debt	844	1,293	(34.7)	926
Total long-term debt	12,697	12,616	0.6	11,705
Total project financings	6,093	6,374	(4.4)	6,296
Total capital lease obligations	765	1,055	(27.5)	1,107
Net debt (1)	12,978	8,650	50.0	8,937
Shareholders’ equity (2)	59,647	44,299	34.6	43,259
Total capitalization (3)	80,046	65,637	22.0	63,293

	U.S.$ million
Reconciliation of Net debt	09.30.2007	12.31.2006	09.30.2006
Total long-term debt	12,697	12,616	11,705
Plus short-term debt	844	1,293	926
Plus total project financings	6,093	6,374	6,296
Plus total capital lease obligations	765	1,055	1,107
Less cash and cash equivalents	7,421	12,688	11,097
Net debt (1)	12,978	8,650	8,937

Our net debt increased 50.0% to U.S.$ 12,978 million as of September 30, 2007 as compared to U.S.$ 8,650 million as of December 31, 2006, primarily due to a decrease in our cash and cash equivalents, primarily as a result of: dividend payments; the acquisition of long-term securities to guarantee liabilities with Petros; and the increase in our capital expenditures during the nine-month period ended September 30, 2007 as compared to the nine-month period ended September 30, 2006.

(1)	Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.
(2)	Shareholders’ equity includes obligation adjustments in the amount of U.S.$ 2,818 million at September 30, 2007, U.S.$ 2,052 million at December 31, 2006 and U.S.$ 2,078 million at September 30, 2006 related to “Post-retirement benefit reserves adjustments, net of tax - pension cost; and U.S.$ 1,147 million at September 30, 2007 and U.S.$ 987 million December 31, 2006 related to “Post-retirement benefit reserves adjustments, net of tax - health care cost”.
(3)	Total capitalization is calculated as shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

OPERATING HIGHLIGHTS

				For the nine-month period
				ended September 30
2Q-2007	3Q-2007	3Q-2006		2007	2006
			Average daily crude oil and gas production
1,920	1,922	1,919	Crude oil and NGLs (Mbpd) (1)	1,923	1,909
1,789	1,797	1,779	Brazil	1,796	1,763
117	111	124	International	113	135
14	14	16	Non-consolidated international production(2)	14	11
2,298	2,322	2,292	Natural gas (Mmcfpd) (3)	2,298	2,256
1,614	1,626	1,656	Brazil	1,626	1,656
672	684	630	International	660	600
12	12	6	Non-consolidated international production(2)	12	-

			Crude oil and NGL average sales price (U.S. dollars per bbl)
57.04	64.42	58.69	Brazil (4)	56.52	56.88
46.92	54.12	48.29	International	47.59	44.32

			Natural gas average sales price (U.S. dollars per Mcf)
6.03	6.16	2.62	Brazil (5)	5.88	2.60
2.80	2.68	2.29	International	2.63	2.09

			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
17.95	20.13	18.08	Including government take (6)	18.12	17.66
7.33	7.65	6.64	Excluding government take (6)	7.40	6.36
4.19	4.20	3.11	Crude oil and natural gas – International	4.10	3.05

			Refining costs (U.S. dollars per boe)
2.69	2.55	2.48	Brazil	2.59	2.15
2.83	3.34	1.57	International	2.83	1.49
Refining and marketing operations (Mbpd)
2,227	2,167	2,115	Primary Processed Installed Capacity	2,167	2,115
			Brazil (7)
1,986	1,986	1,986	Installed capacity	1,986	1,986
1,796	1,806	1,753	Output of oil products	1,794	1,786
89%	91%	89%	Utilization	90%	90%
			International
241	181	129	Installed capacity	181	129
278	221	96	Output of oil products	252	102
85%	93%	74%	Utilization	85%	79%
78	78	79	Domestic crude oil as % of total feedstock processed	78	80
			Imports (Mbpd)
410	412	373	Crude oil imports	387	357
159	201	137	Oil product imports	153	114
			Exports (Mbpd)
321	392	355	Crude oil exports (8)(9)	364	295
271	278	221	Oil product exports (9)	265	257

23	57	66	Net exports of crude oil and oil products	89	81

			Other Imports and Exports (Mbpd)
157	180	170	Import of gas and others	161	156
3	8	6	Exports of other products (9)	4	5

			Sales Volume (thousand bpd)
1,709	1,765	1,726	Oil products	1,706	1,669
51	63	55	Alcohol and others	57	43
234	258	250	Natural gas	239	240

1,994	2,086	2,031	Total domestic market	2,002	1,952
595	676	582	Exports	632	557
619	592	509	International sales and other operations	622	468

1,214	1,268	1,091	Total international market (8)	1,254	1,025

3,208	3,354	3,122	Total	3,256	2,977

(1)	Includes production from shale oil reserves.
(2)	Non-consolidated companies in Venezuela.
(3)	Does not include liquefied natural gas. Includes reinjected gas.
(4)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(5)	Internal transfer prices from Exploration and Production to Gas and Energy. The increase in the nine-month period ended September 30, 2007 is due to the new methodology that takes in consideration the international natural gas prices as one of the variables.
(6)	Government take includes royalties, special government participation and rental of areas.
(7)	As per ownership registered with and acknowledged by the National Petroleum Agency (ANP).
(8)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).
(9)	Volumes of exports include exports in progress.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Domestic crude oil and natural gas liquid (NGL) production increased 1.9% to 1,796 thousand barrels per day for the nine-month period ended September 30, 2007, as compared to 1,763 thousand barrels per day for the nine-month period ended September 30, 2006. This increase was primarily attributable to the operational start-up of the platforms P-50 (Albacora Leste), FPSO-Capixaba (Golfinho), P-34 (Jubarte) and FPSO-Cidade de Rio de Janeiro (Espadarte), which jointly added approximately 200 thousand bpd, offset by the natural decline in production of the mature fields.

International consolidated crude oil and NGL production decreased 16.3% to 113 thousand barrels per day for the nine-month period ended September 30, 2007, as compared to 135 thousand barrels per day for the nine-month period ended September 30, 2006. This decrease was primarily due to the exclusion of Venezuelan operations from our consolidated results, as a result of the contractual shift from an operating agreement to a joint venture agreement, in which the Venezuelan government assumed a controlling interest through PDVSA. (See Note 19 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2007).

Natural Gas

Domestic natural gas production amounted to 1,626 million cubic feet per day (Mmcfpd) for the nine-month period ended September 30, 2007, as compared to 1,656 Mmcfpd for the nine-month period ended September 30, 2006. The decrease in domestic natural gas production was primarily due to a decrease in market demand, particularly with respect to thermal power in the southeast, associated with the natural production decline, partially compensated by the start-ups of P-50 (Albacora Leste), on April 2006, FPSO-Capixaba (Golfinho), on May 2006, P-34 (Jubarte), on December 2006, Manati, on January 2007 and FPSO-Cidade do Rio de Janeiro (Espadarte), on January 2007.

International gas production increased 10.0% to 660 Mmcfpd for the nine-month period ended September 30, 2007, as compared to 600 Mmcfpd for the nine-month period ended September 30, 2006, primarily due to the due to storm-driven production stoppages in the United States.

Lifting Costs

Our lifting costs in Brazil, excluding government take (consisting of royalties, special government participation and rental of areas), increased 16.4% to U.S.$ 7.40 per barrel of oil equivalent for the nine-month period ended September 30, 2007, from U.S.$ 6.36 per barrel of oil equivalent for the nine-month period ended September 30, 2006. Excluding the impact of the 8.3% appreciation of the Real, our lifting costs per barrel of oil equivalent climbed by 10.0% pushed by higher operating expenses due to the upturn in industrial activity and the increase in the workforce needed to operate new projects.

Our lifting costs in Brazil, including government take, increased 2.6% to U.S.$ 18.12 per barrel of oil equivalent for the nine-month period ended September 30, 2007, from U.S.$ 17.66 per barrel of oil equivalent for the nine-month period ended September 30, 2006, due to the upturn in the domestic oil reference price. Excluding the impact of the appreciation of the Real, the unit lifting cost dipped by 0.4% .

Our international lifting costs increased 34.4% to U.S.$ 4.10 per barrel of oil equivalent for the nine-month period ended September 30, 2007, as compared to U.S.$ 3.05 per barrel of oil equivalent for the nine-month period ended September 30, 2006. This increase was primarily due to: (1) higher oil industry costs; (2) the return to normal operations, which had been jeopardized by the partial production stoppage in 2006; (3) the operational start-up of the deepwater Cottonwood field with a higher average cost; and (4) higher expenses in Angola from the recovery of mature wells and installation maintenance.

Refining

The feedstock (output of oil products) processed by our refineries in Brazil increased 0.4% from 1,786 Mbpd for the nine-month period ended September 30, 2006 to 1,794 Mbpd for the nine-month period ended September 30, 2007, due to scheduled maintenance stoppages.

Feedstock processed by our international refineries for the nine-month period ended September 30, 2007 increased to 252 Mbpd as compared to 102 Mbpd for the nine-month period ended September 30, 2006, due to the inclusion of the Pasadena refinery (USA) as of October 2006 and the increase in Argentinean refining capacity, offset by the sale of our Bolivian refineries in the nine-month period of 2007.

Refining Costs

Domestic refining costs increased 20.5% to U.S.$ 2.59 per barrel of oil equivalent for the nine-month period ended September 30, 2007, as compared to U.S.$ 2.15 per barrel of oil equivalent for the nine-month period ended September 30, 2006. This increase is due to: (1) increased operating expenses from materials and services, reflecting the investments we made to adapt the refineries to new product quality demands; and (2) the increase in the number and scope of scheduled stoppages. Excluding the impact of the 8.3% appreciation of the Real on Real-denominated refining costs, these costs would have climbed by 12.0% .

International refining costs increased 89.9% to U.S.$ 2.83 per barrel of oil equivalent for the nine-month period ended September 30, 2007, as compared to U.S.$ 1.49 per barrel of oil equivalent for the nine-month period ended September 30, 2006 due to the inclusion of the Pasadena refinery (USA) as of October 2006.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas increased 2.6% to 2,002 thousand barrels per day for the nine-month period ended September 30, 2007, as compared to 1,952 thousand barrels per day for the nine-month period ended September 30, 2006. The increase in sales volume was led by diesel, LPG, aviation fuel and fuel oil. The increase in diesel sales reflected the population growth, higher earnings among the less favored income groups, increased demand from the manufacturing industry and the expansion of tourism, supported by the appreciation of the Real against the dollar.

Oil and oil products export volumes rose by 13.5% in the nine-month period ended September 30, 2007 as compared to nine-month period ended September 30, 2006 as a consequence of increased production and the reduced share of domestic crude oil in total processed throughput higher oil production.

Our sales volumes in the international market increased by 32.9% to 622 thousand barrels per day for the nine-month period ended September 30, 2007, as compared to 468 thousand barrels per day for the nine-month period ended September 30, 2006, mainly due to the inclusion of the PRSI Trading and the Pasadena refinery, the distributors acquired from Shell in Paraguay, Uruguay and Colombia, and offshore operations, all of which aimed at capturing opportunities abroad. This was partially offset by the elimination of our operations in Venezuela and the sale our Bolivian refineries.

BUSINESS SEGMENTS

..

NET INCOME BY BUSINESS SEGMENT

	U.S.$ million
	For the nine-month period
	ended September 30,

	2007	2006
Exploration and Production	9,632	9,593
Supply	2,565	2,009
Gas and Energy	(502)	(371)
International	(41)	244
Distribution	346	224
Corporate	(1,254)	(1,279)
Eliminations	(420)	(380)

Net income	10,326	10,040

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in the domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at their natural gas processing plants.

Consolidated net income for our Exploration and Production segment remained relatively constant, increasing 0.4% to U.S.$ 9,632 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 9,593 million for the nine-month period ended September 30, 2006.

This result was primarily attributable to the increase of U.S.$ 1,432 million in net operating revenues, primarily related to: (1) the 1.9% increase in crude oil and NGL production; and (2) the increase in average transfer prices for natural gas due to new methodology that takes into consideration the international natural gas prices as one of the variables. These increases in net operating revenues were partially offset by the fact that the spread between the average price of sold/transferred domestic oil and the average Brent price rose from U.S.$ 10.08/bbl in the nine-month period ended September 30, 2006, to U.S.$ 10.61/bbl in the nine-month period ended September 30, 2007.

These effects were partially offset by:

  an increase of U.S.$ 725 million in depreciation, depletion and amortization primarily as result of: (1) an increase in capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production; and (2) an increase in depletion related to property, plant and equipment associated with our increased crude oil and natural gas production;

  an increase of U.S.$ 379 million in cost of sales as a result of: (1) the 1.9% increase in oil and NGL production; and (2) the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006. These increases in cost of sales were partially offset by the fact that the reduction in government participations; and

  the increase of U.S.$ 261 million in other operating expenses, mainly attributable to a U.S.$ 104 million expense related to the amendments to certain clauses in Petros Plan regulations.

Supply

Our Supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Consolidated net income for our Supply segment increased 27.7% to U.S.$ 2,565 million for the nine-month period ended September 30, 2007, as compared to consolidated net income of U.S.$ 2,009 million for the nine-month period ended September 30, 2006. This increase was primarily a result of an increase of U.S.$ 6,024 million in net operating revenues, mainly attributable to: (1) an increase in sales volumes in the domestic and international markets; (2) an increase in average oil products realization prices in Dollar; and (3) the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

These effects were partially offset by:

  the increase of U.S.$ 4,306 million in the cost of sales, mainly attributable to: (1) an increase in sales volumes in the domestic and international markets; (2) an increase in oil products import volume; and (3) the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006;

  an increase of U.S.$ 500 million in selling, general and administrative expenses as a result of: (1) an increase in selling expenses, mainly due to an increase in sales volumes; (2) an increase in personnel expenses due to the increase in our workforce and salaries, and the personnel training and development programs; and (3) an increase in the third-party service expenses;

  an increase of U.S.$ 283 million in depreciation, depletion and amortization primarily as result of an increase in capital expenditures related to property, plant and equipment associated with our refineries; and

  the increase of U.S.$ 97 million in other operating expenses, mainly attributable to a U.S.$ 61 million expense related to the amendments to certain clauses in Petros Plan regulations; and to a U.S.$ 44 million expense related to the health, safety, and environment.

Gas and Energy

Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Our Gas and Energy segment registered a net loss of U.S.$ 502 million for the nine-month period ended September 30, 2007, as compared to a net loss of U.S.$ 371 million for the nine-month period ended September 30, 2006. This increase in our net loss was primarily attributable to:

  a U.S.$ 348 million increase in cost of sales, primarily related to: (1) an increase in the acquisition cost of natural gas; (2) the decrease in natural gas sales volume; and (3) the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006; and

  an increase of U.S.$ 165 million in other operating expenses, mainly attributable to a U.S.$ 134 million expense related to the payment of contractual fines related to gas and electricity supply.

These effects were partially offset by an increase of U.S.$ 395 million in net operating revenues as a result of the increase in average sales price of natural gas; and the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

International

The International segment represents our international activities conducted in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy. Our International segment generated a net loss of U.S.$ 41 million in the nine-month period ended September 30, 2007, as compared to a net income of U.S.$ 244 million in the nine-month period ended September 30, 2006. This decrease was primarily attributable to:

  increases in costs of sales in the amount of U.S.$ 2,464 million, primarily as a result of: (1) the consolidation of Pasadena, a refinery we acquired in 2006 in the U.S.; and (2) an increase in production costs in Argentina due to lifting cost and depreciation increases;

  an increase of U.S.$ 155 million in exploration and drilling expenses, mainly in Turkey, Angola, Iran, the United States, Libya, and Venezuela; and

  an increase of U.S.$ 99 million in sales and general and administrative expenses, due to increased operations by our foreign subsidiaries, corporate acquisitions and the constitution of new companies.

These increases were partially offset by:

  an increase of U.S.$ 2,456 million in net operating revenues as a result of the consolidation of the Pasadena refinery despite the reduced revenues from Venezuelan operations; and

  a gain of U.S.$ 40 million recorded in other expenses, net, due to the sale of the Bolivian refineries and the Hydroneuquen plant of PESA-Argentina.

Distribution

Our Distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil. Our participation in the Brazilian fuel distribution market, in accordance with the new criteria relating to the volume of the alcohol market, in the nine-month period ended September 30, 2007, represented 34.5% of all sales as compared to 31.9% in the nine-month period ended September 30, 2006 (equivalent to 33.1% as calculated using the previous criteria).

Consolidated net income for our Distribution segment increased 54.5% to U.S.$ 346 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 224 million for the nine-month period ended September 30, 2006. This result was affected by an increase of U.S.$ 2,708 million in net operating revenues, primarily resulting from the increase in the sales volumes; and the effects of the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

These effects were partially offset by an increase of U.S.$ 2,426 million in costs of sales, mainly due to the increase in the sales volumes; and the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

Corporate

Our Corporate segment includes our financial results and those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, which include actuarial expenses related to our pension and health care plans for non-active participants.

Consolidated net loss for our Corporate segment remained relatively constant amounting, to U.S.$ 1,254 million in the nine-month period ended September 30, 2007, compared to a net loss of U.S.$ 1,279 million in the nine-month period ended September 30, 2006. This result in net loss was primarily affected by the following items:

• an increase in other operating expenses related to the amendments to certain clauses in Petros Pension Plan regulations in the amount of U.S.$ 303 million; and

• an increase in selling, general and administrative expenses, in the amount of U.S.$ 265 million, mainly due to higher personnel expenses due to the expansion of the workforce in 2006 and the collective bargaining agreement.

These effects were partially offset by a decrease in income tax expense due to the additional tax benefits related to: (1) tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities, in the amount of U.S.$ 587 million.

RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

• domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, electricity and petrochemical products;

• export sales, which consist primarily of sales of crude oil and oil products;

• international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

• other sources, including services, investment income and foreign exchange gains.

Our expenses include:

• costs of sales (which are composed of labor expenses, costs of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and costs of exploration;

• selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

• interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

• the volume of crude oil, oil products and natural gas we produce and sell;

• changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

• related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

• fluctuations in the Real/U.S. dollar and Argentine peso/U.S. dollar exchange rates;

• Brazilian political and economic conditions; and

• the amount in taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

The comparison between our results of operations for the nine-month period ended September 30, 2007 and for the nine-month period ended September 30, 2006 has been affected by the 8.3% increase in the value of the Real against the U.S. dollar for the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

Revenues

Net operating revenues increased 17.0% to U.S.$ 62,411 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 53,327 million for the nine-month period ended September 30, 2006. This increase was primarily attributable to: an increase in sales volume both in the domestic and international markets; and the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

Consolidated sales of products and services increased 15.5% to U.S.$ 79,983 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 69,267 million for the nine-month period ended September 30, 2006, primarily due to the increases mentioned immediately above.

Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:

• Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 10.9% to U.S.$ 14,688 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 13,239 million for the nine-month period ended September 30, 2006, primarily due to the increase in our sales of our products and services mentioned above; and

• CIDE, the per-transaction fee due to the Brazilian government, which increased 6.8% to U.S.$ 2,884 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 2,701 million for the nine-month period ended September 30, 2006. This increase was primarily attributable to the increase in sales volume of our products and services.

Cost of sales (excluding Depreciation, depletion and amortization)

Cost of sales for the nine-month period ended September 30, 2007 increased 21.1% to U.S.$ 34,931 million, as compared to U.S.$ 28,841 million for the nine-month period ended September 30, 2006. This increase was principally a result of:

• a U.S.$ 3,157 million increase in costs associated with a 27.5% increase in our international market sales volumes, including costs related to Pasadena Refinery;

• a U.S.$ 1,452 million increase in the cost of imports due to higher volumes of products imported;

• a U.S.$ 145 million increase in costs associated with our international trading activities, due to increases in volume from offshore operations, conducted by PifCo; and

• the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

These increases were partially offset by a U.S.$ 344 million decrease in taxes and charges imposed by the Brazilian government totaling U.S.$ 5,242 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 5,586 million for the nine-month period ended September 30, 2006. This decrease in taxes and charges was largely related to a decrease in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) of U.S.$ 2,708 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 2,922 million for the nine-month period ended September 30, 2006. This decrease was due to the 12% decrease in the reference price for local oil, which averaged U.S.$ 50.76 in the nine-month period ended September 30, 2007, as compared to U.S.$ 53.76 in the nine-month period ended September 30, 2006, reflecting lower reference prices for crude oil on the international markets, and the reduction in the special participation tax due to the natural decline in production in fields subject to special participation, which reduced the applicable tax bracket for those fields.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 45.9% to U.S.$ 3,816 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 2,616 million for the nine-month period ended September 30, 2006. This increase was primarily attributable to the following: (1) an increase in depletion and amortization related to property, plant and equipment associated with our crude oil and natural gas production; (2) increased capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production; and (3) the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

Exploration, including exploratory dry holes

Exploration costs, including costs for exploratory dry holes, increased 44.8% to U.S.$ 789 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 545 million for the nine-month period ended September 30, 2006. This increase was primarily attributable to the U.S.$ 217 million increase in exploration and drilling expenses related to seismic drilling abroad; and to the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 24.5% to U.S.$ 4,381 million for the nine-month period ended September 30, 2007 as compared to U.S.$ 3,520 million for the nine-month period ended September 30, 2006.

Selling expenses increased 13.1% to U.S.$ 2,125 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 1,777 million for the nine-month period ended September 30, 2006. This increase was primarily attributable to the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

General and administrative expenses increased 29,4% to U.S.$ 2,256 million for the nine-month period ended September 30, 2007 as compared to U.S.$ 1,743 million for the nine-month period ended September 30, 2006. This increase was primarily attributable to:

• an increase of approximately U.S.$ 156 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities;

• an increase of approximately U.S.$ 71 million in personnel expenses due to: (1) the increase in our workforce and salaries; (2) personnel training and development programs; and (3) new companies abroad; and

• the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

Research and development expenses

Research and development expenses increased 19.5% to U.S.$ 612 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 512 million for the nine-month period ended September 30, 2006. This increase was primarily due to:

• U.S.$ 55 million in expenses related to regulation ANP 05/2005, pursuant to which concessionaires must invest an amount, corresponding to 1% of the gross income from production in a given field, in qualifying research and development activities in Brazil; and

• the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

Other operating expenses

Other operating expenses increased to a total of U.S.$ 1,718 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 600 million for the nine-month period ended September 30, 2006. A breakdown of other operating expenses by segment is shown on page 30.

The most significant charges for the nine-month period ended September 30, 2007 were:

• a U.S.$ 496 million expense related to the changes in the Petros Pension Plan regulations;

• a U.S.$ 413 million expense for institutional relations and cultural projects;

• a U.S.$ 172 million expense for idle capacity from thermoelectric power plants;

• a U.S.$ 165 million expense for health, safety, and environment (HSE);

• a U.S.$ 144 million expense related to the implementation of our new salaries plan;

• a U.S.$ 134 million expense related to contractual fines; and

• a U.S.$ 132 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits.

The most significant charges for the nine-month period ended September 30, 2006 were:

• a U.S.$ 336 million expense for institutional relations and cultural projects;

• a U.S.$ 187 million expense for idle capacity from thermoelectric power plants;

• a U.S.$ 103 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits; and

• a U.S.$ 46 million gain related to bonuses received from partners and other results with non-core activities.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased to U.S.$172 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 36 million for the nine-month period ended September 30, 2006, primarily as a result of the increase in gains in investments in affiliated companies of Petrobras Gás S.A - Gaspetro (U.S.$. 48 million) and of Petrobras International BRASPETRO B.V – PIB (U.S.$ 63 million).

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income decreased 10.2% to U.S.$ 835 million for the nine-month period ended September 30, 2007 as compared to U.S.$ 930 million for the nine-month period ended September 30, 2006. This decrease was primarily attributable to the decrease in financial interest income from clients in the amount of U.S.$ 96 million in the nine-month period ended September 30, 2007 as compared to the nine-month period ended September 30, 2006. A breakdown of financial income and expenses is set forth in Note 11 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2007.

Financial expenses

Financial expenses decreased 59.3% to U.S.$ 575 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 1,414 million for the nine-month period ended September 30, 2006. This decrease was primarily attributable to the decrease of U.S.$ 399 million of losses on derivative instruments and U.S.$ 131 million of repurchased securities losses and a increase of U.S.$ 243 million on capitalized interest in the nine-month period ended September 30, 2007 as compared to the nine-month period ended September 30, 2006. A breakdown of financial income and expenses is set forth in Note 11 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2007.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a loss of U.S.$ 630 million for the nine-month period ended September 30, 2007, as compared to a gain of U.S.$ 107 million for the nine-month period ended September 30, 2006. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 14.0% appreciation of the Real against the U.S. dollar during the nine-month period ended September 30, 2007, as compared to the 7.1% appreciation of the Real against the U.S. dollar during the nine-month period ended September 30, 2006.

Employee benefit expense for non-active participants

The employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs. Our employee benefit expense for non-active participants decreased 4.7 % to U.S.$ 728 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 764 million for the nine-month period ended September 30, 2006. This decrease was primarily attributable to the increase of U.S.$ 105 million in the expected return on plan assets as a result of the anticipated good market performance during 2007.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 16.3% to U.S.$ 485 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 417 million for the nine-month period ended September 30, 2006. This increase was primarily attributable to the increase of U.S.$ 59 million in the CPMF, a tax payable in connection with certain bank account transactions; and to the 8.3% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2007, as compared to the nine-month period ended September 30, 2006.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net increased to a gain of U.S.$ 9 million for the nine-month period ended September 30, 2007, as compared to a loss of U.S.$ 58 million for the nine-month period ended September 30, 2006, primarily due to the gain of U.S.$ 46 million recorded in other expenses, net, as a result of the sale of the Bolivian refineries and the Hydroneuquen plant of PESA-Argentina .

Income tax (expense) benefit

Income before income taxes and minority interest decreased 2.3% to U.S.$ 14,762 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 15,113 million for the nine-month period ended September 30, 2006. Income tax expense decreased 9.9 % to U.S.$ 4,191 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 4,649 million for the nine-month period ended September 30, 2006, primarily due to the decrease in income mentioned above and the additional tax benefits related to: (1) tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities, in the amount of U.S.$ 587 million; and (2) the provisioning of interest on shareholder’s equity in the amount of U.S.$ 788 million. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 4 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2007.

THE PETROLEUM AND ALCOHOL ACCOUNT

After having provided all needed information required by the National Treasury Secretariat – STN, we are currently involved in discussions with the Secretariat that are aimed at resolving the remaining outstanding differences existing between us, in order to conclude the settlement process as established by Provisional Measure No. 2,181, of August 24, 2001.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account with any other amount owed by us to the Federal Government, including taxes; or (3) by a combination of the above options.

The following summarizes the changes in the Petroleum and Alcohol account for the nine-month period ended September 30, 2007:

U.S. $ million

Balance as of December 31, 2006	368
Financial income	5
Translation gain	60

Balance as of September 30, 2007	433

CHANGE IN RELATION OF UNDERLYING SHARES AND ADS’S

On May 11, 2007, our Board of Directors approved the change in the ratio of underlying shares of Petrobras and the American Depositary Shares (ADS’s) from the existing 4 (four) shares for each ADS to 2 (two) shares for each ADS. The purpose of this change in the ratio between the shares and ADS’s is to facilitate the purchase of ADS’s on the New York Stock Exchange – NYSE by small investors, consequently broadening our shareholder base. This decision also reflects our confidence in our future results. This change came into effect on July 2, 2007. The effect of the change in the ratio between the shares and ADS’s is reflected in our unaudited consolidated financial statements as of September 30, 2007 and all amounts have been retroactively restated to reflect this change.

CHANGES IN THE REGULATIONS OF PETROS PLAN

On August 17, 2007, our Executive Board approved changes in Petros Plan regulations in relation to the agreement presented on April 19, 2006, which will not materially affect the projected benefit obligation. Also, the Executive Board approved changes in the Plan regulations to include the assumptions related to the two judicial proceedings taken by some participants against Petros, which are: i) the lowering of age for employees who joined Petrobras in 1978/1979 and; ii) same coverage of governmental pension for widows. These changes increased “Employees’ post-retirement benefit obligations - Pension” in the amount of U.S.$ 443 million and “Accumulated other comprehensive income, Post-retirement benefit reserves adjustments, net of tax - pension cost”, in the amount of U.S.$ 314 million.

On September 12, 2007 Petrobras and the subsidiaries sponsoring the Petros Plan, trade union organizations and Petros signed a Settlement Agreement that will cover commitments with pension plans in the amount of U.S.$ 2,380 million, which will be paid in installments over the next 20 years, as previously agreed during the renegotiation process, also providing guarantees to such amount, which is already accrued in the consolidated financial statements.

See Note 14 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2007.

NEW BENEFIT PLAN (PETROS PLAN 2)

On June 22, 2007, the Supplementary Pensions Office approved the introduction of a new supplementary pension plan called Petros Plan 2 to the new employees as well as those who have joined after September 2002 and had no Pension Plan. This Plan was formulated according to the Variable Contribution - VC, or mixed model.

We and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan. This past service shall consider the period from August 2002 or the date of admission up to August 29, 2007.

The impacts related to the Petros Plan 2 were calculated by independent actuaries and were accounted for in accordance with the standards established in SFAS 87, 132 and 158, which increased “Employees’ post-retirement benefit obligations - Pension” in the amount of U.S.$ 214 million and “Accumulated other comprehensive income, Post-retirement benefit reserves adjustments, net of tax - pension cost”, in the amount of U.S.$ 122 million.

See Note 14 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Business Plan released on August 14, 2007, which provides for capital expenditures of U.S.$ 112.4 billion from 2008 through 2012. We will continue our policy of extending the term of our debt maturity profile and reducing financial leverage which despite increased investments will be less than the previous plan. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitization and issuance of debt.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our Board of Directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On September 30, 2007, we had cash and cash equivalents of U.S.$ 7,421 million as compared to U.S.$ 12,688 million at December 31, 2006. The decrease in our cash and cash equivalents was primarily as a result of: dividend payments during the nine-month period ended September 30, 2007; the acquisition of long-term securities to set against the liabilities with Petros during the nine-month period ended September 30, 2007; and the increase in our capital expenditures during the nine-month period ended September 30, 2007 as compared to the nine-month period ended September 30, 2006.

Operating activities provided net cash flows of U.S.$ 15,919 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 15,438 million for the nine-month period ended September 30, 2006, remaining relatively constant.

Net cash used in investing activities increased to U.S.$ 15,700 million for the nine-month period ended September 30, 2007, as compared to U.S.$ 9,639 million for the nine-month period ended September 30, 2006. This increase was due primarily to our capital expenditures associated with our operating activities, which used U.S.$ 14,005 million, including U.S.$ 7,837 million related to our exploration and production projects in Brazil, mainly in the Campos basin, and to acquisition of B Series National Treasury Notes in the amount of U.S.$ 1,588 in order to guarantee future long term agreements related to pension obligation.

Net cash used in financing activities was U.S.$ 6,666 million for the nine-month period ended September 30, 2007, as compared to net cash used in financing activities in the amount of U.S.$ 5,205 million for the nine-month period ended September 30, 2006. This increase was primarily due to an increase in the amount of dividends paid to shareholders, in the nine-month period ended September 30, 2007 as compared to the same period of 2006.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. At September 30, 2007, our short-term debt (excluding current portions of long-term obligations) amounted to U.S.$ 844 million as compared to U.S.$ 1,293 million at December 31, 2006.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt amounted to U.S.$ 12,697 million at September 30, 2007 as compared to U.S.$ 12,616 million at December 31, 2006.

Project financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 6,093 million at September 30, 2007, as compared to U.S.$ 6,374 million at December 31, 2006. This decrease in outstanding project financing was primarily due to the conclusion of EVM financing structure and the prepayment of obligations related to NTS and NTN projects by PifCo. See Note 12 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2007.

Extinguished securities

On September 30, 2007 and December 31, 2006, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 909 million and U.S.$ 982 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and long-term debt. See Note 10 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2007.

Off Balance Sheet Arrangements

As of September 30, 2007, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our Business Plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 14,005 million in the nine-month period ended September 30, 2007, a 45.9% increase as compared to our investments of U.S.$ 9,598 million in the nine-month period ended September 30, 2006. Our investments in the nine-month period ended September 30, 2007 were primarily directed towards increasing our production capabilities in the Campos basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the nine-month period ended September 30, 2007, U.S.$ 7,837 million was made in connection with exploration and development projects mainly in the Campos basin (56.0%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the nine-month period ended September 30, 2007 and 2006:

Activities

	U.S.$ million
	For the nine month period
	ended September 30,
	2007	2006
• Exploration and Production	7,837	5,806
• Supply	1,800	1,419
• Gas and Energy	1,220	626
• International:
• Exploration and Production	2,253	977
• Supply	281	100
• Distribution	20	17
• Gas and Energy	5	97
• Distribution	256	195
• Corporate	333	361

Total capital expenditures	14,005	9,598

Dividends

On April 02, 2007, the Ordinary General Shareholders Meeting approved dividends relating to the year ended 2006, amounting to US$3,693 million corresponding to US$0.84 per common and preferred share, including interest on shareholders’ equity, of which US$2,052 million was made available to the shareholders on January 04, 2007, corresponding to US$0.47 per share, based on the share position as of October 31, 2006, US$923 million was provided on March 30, 2007, based on the share position as of December 28, 2006, corresponding to US$0.21 per share and the remaining balance of US$718 million, corresponding to US$0.16 per share, was provided within the legal term on May 17, 2007, based on the share position as of April 02, 2007.

These dividends were restated according to the Selic interest rate from December 31, 2006 to May 17, 2007, the date payment of each portion commenced.

On July 25, 2007 and September 30, 2007, our Board of Directors approved the distribution of remuneration to the shareholders in the form of interest on shareholder’s equity, in accordance with Article 9 of Law 9,249/95 and Decrees n° 2,673/98 and 3,381/00, in the amount of U.S.$ 1,164 million and U.S.$ 1,152 million, respectively, corresponding to a gross value of U.S.$ 0.27 and U.S.$ 0.26 per common and preferred shares, respectively. These amounts have already been accrued in the consolidated financial statements as of September 30, 2007, which represents less than the minimum obligation related to the dividend required by the Company’s by-laws. The provisioning of interest on shareholders’ equity generated income tax and social contribution credits in the amount of U.S.$ 788 million.

The first installment of interest on shareholder’s equity will be made available to the shareholders by January 31, 2008, and the second installment by March 31, 2008, based on the share position as of August 17, 2007, and October 05, 2007, respectively, and will be deducted from the dividends to be distributed at the end of the financial year of 2007, restated according to variations in the Selic interest rate, if paid prior to December 31, 2007, from the actual date of payment to the end of that financial year. If paid out in 2008, the amount to be paid will be restated monthly according to variations in the Selic interest rate, from December 31, 2007 up to the date on which payment commences.

This interest on share capital is subject to 15% (fifteen percent) income tax, except for those shareholders who can claim immunity or exemption.

Acquisition of Suzano Petroquímica

On August 03, 2007, we entered into a share purchase agreement to acquire all the capital stocks of Suzano Petroquímica S.A. (SZPQ), held, directly or indirectly, by the controlling shareholders of Suzano Holding S.A. (SH).

Due to the sale of the direct and indirect shareholdings of Suzano Petroquímica S.A., we, in compliance with the legal provisions applicable to this case (Article 254-A of Law No. 6,404/76 and CVM Instruction No. 361, BOVESPA – Level 2 Regulations on Differentiated Corporate Governance Practices, will conduct a public offer for the purchase of common and preference shares held by the minority shareholders Suzano Petroquímica S.A. (Tag Along public offer), and at the same time, a public offering to the registration of Suzano Petroquímica S.A. at CVM (public offer to close capital).

The purchase value of 100% of the shares of Suzano Petroquímica S.A. is estimated in U.S.$ 1,402 million, subject to a reduction of up to 7% due to adjustments made as a result of the due diligence process and procedures that are due to take place up to the time the transaction is completed, scheduled for November 30, 2007.

The Extraordinary General Meeting of the Shareholders of Petrobras held on October 29, 2007 approved the ratification of the Share Purchase Agreement for Suzano Petroquímica S.A., as well as the nomination of the ABN Amro Bank as the specialist company to issue the assessment report on the transaction, as specified in Article 256 of Law No. 6,404/76.

The transaction was presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense (CADE), Office of Economic Law (SDE), Secretary for Economic Monitoring (SEAE)) within the timeframes and in accordance with the procedures specified in legislation in force. The process is currently in the instruction phase at the CADE.

See Note 20 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2007.

Subsequent Event

On November 1, 2007, our subsidiary PifCo issued US$1.0 billion 5.875% Global Notes due 2018 with credit support from us for 98.612% of their face value. The offering was a take down from our automatic shelf registration statement (ASRS) filed with the Securities and Exchange Commission in December 2006. See Note 22 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2007.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

				For the nine-month period ended September 30,

2Q-2007	3Q-2007	3Q-2006		2007	2006

26,513	29,770	25,492	Sales of products and services	79,983	69,267
			Less:
(4,955)	(5,306)	(4,699)	Value-added and other taxes on sales and services	(14,688)	(13,239)
(994)	(1,017)	(987)	CIDE	(2,884)	(2,701)

20,564	23,447	19,806	Net operating revenues	62,411	53,327

(10,998)	(13,478)	(11,597)	Cost of sales	(34,931)	(28,841)
(1,382)	(1,277)	(983)	Depreciation, depletion and amortization	(3,816)	(2,616)
(204)	(283)	(244)	Exploration, including exploratory dry holes	(789)	(545)
(1,348)	(1,675)	(1,228)	Selling, general and administrative expenses	(4,381)	(3,520)
(218)	(214)	(173)	Research and development expenses	(612)	(512)
(579)	(406)	(328)	Other operating expenses	(1,718)	(600)

(14,729)	(17,333)	(14,553)	Total costs and expenses	(46,247)	(36,634)

46	97	(21)	Equity in results of non-consolidated companies	172	36
367	162	529	Financial income	835	930
(354)	(115)	(518)	Financial expense	(575)	(1,414)
			Monetary and exchange variation on monetary
24	(317)	(52)	assets and liabilities, net	(630)	107
			Employee benefit expense for non-active
(241)	(261)	(256)	participants	(728)	(764)
(167)	(176)	(130)	Other taxes	(485)	(417)
13	(19)	(26)	Other expenses, net	9	(58)

(312)	(629)	(474)		(1,402)	(1,580)

5,523	5,485	4,779	Income before income taxes and minority interest	14,762	15,113

			Income tax expense:
(1,432)	(760)	(1,538)	Current	(3,510)	(4,763)
258	(829)	379	Deferred	(681)	114

(1,174)	(1,589)	(1,159)	Total income tax expense	(4,191)	(4,649)

			Minority interest in results of consolidated
(15)	(63)	(94)	subsidiaries	(245)	(424)

4,334	3,833	3,526	Net income for the period	10,326	10,040

			Weighted average number of shares outstanding
2,536,673,672	2,536,673,672	2,536,673,672	Common	2,536,673,672	2,536,673,672
1,850,364,698	1,850,364,698	1,850,277.959	Preferred	1,850,364,698	1,849,747,602

			Basic and diluted earnings per share

0.99	0.87	0.80	Common and Preferred	2.35	2.29

			Basic and diluted earnings per ADS

1.98	1.74	1.60	Common and Preferred (1)	4.70	4.58

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

(1)
For purposes of comparison, net income per ADS was recalculated for the prior periods, due to the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares which became effective as of July 2, 2007 (See Note 15 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2007).

Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of	As of December
	September30,	31, 2006
	2007
Assets
Current assets
Cash and cash equivalents	7,421	12,688
Marketable securities	267	346
Accounts receivable, net	6,374	6,311
Inventories	8,277	6,573
Recoverable taxes	3,279	2,593
Other current assets	3,034	2,444

Total current assets	28,652	30,955

Property, plant and equipment, net	76,041	58,897

Investments in non-consolidated companies and other investments	3,740	3,262

Other assets
Accounts receivable, net	1,096	513
Advances to suppliers	1,292	852
Petroleum and Alcohol Account – Receivable from Federal Government	433	368
Government securities	677	479
Marketable securities	1,896	94
Restricted deposits for legal proceedings and guarantees	987	816
Recoverable taxes	2,087	1,292
Others	1,430	1,152

Total other assets	9,898	5,566

Total assets	118,331	98,680

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	6,221	5,418
Short-term debt	844	1,293
Current portion of long-term debt	2,081	2,106
Current portion of project financings	2,307	2,182
Current portion of capital lease obligations	241	231
Taxes payable	3,900	3,357
Payroll and related charges	1,614	1,192
Dividends and interest on capital payable	2,386	3,693
Advances from customers	458	880
Other current liabilities	1,568	1,434

Total current liabilities	21,620	21,786
Long-term liabilities
Long-term debt	10,616	10,510
Project financings	3,786	4,192
Capital lease obligations	524	824
Employees’ benefits obligation - Pension	6,460	4,645
Employees’ benefits obligation - Health care	6,847	5,433
Deferred income taxes	3,883	2,916
Other liabilities	2,742	2,109

Total long-term liabilities	34,858	30,629
Minority interest	2,206	1,966
Shareholders' equity
Shares authorized and issued:
Preferred stock – 2007 and 2006 - 1,850,364,698 shares	8,620	7,718
Common stock – 2007 and 2006 - 2,536,673,672 shares	12,196	10,959
Reserves and others	38,831	25,622

Total shareholders' equity	59,647	44,299

Total liabilities and shareholders’ equity	118,331	98,680

Statement of Cash Flows Data
 (in millions of U.S. dollars)

				For the nine-month
				period ended
				September 30,
2Q-2007	3Q-2007	3Q-2006		2007	2006
			Cash flows from operating activities
4,334	3,833	3,526	Net income for the period	10,326	10,040
			Adjustments to reconcile net income to net cash provided
			by operating activities:
1,382	1,277	983	Depreciation, depletion and amortization	3,816	2,616
			Loss on property, plant and equipment, dry holes
25	98	232	costs and impairment of oil and gas properties	264	455
(258)	829	(379)	Deferred income taxes	681	(114)
119	184	1,017	Foreign exchange and monetary loss (gain)	527	723
15	63	94	Minority interest in results of consolidated subsidiaries	245	424
-	-	(11)	Financial expense on gas hedge operations	-	488
3	(74)	19	Others	(100)	(36)

			Decrease (increase) in assets:

96	228	(1,745)	Accounts receivable, net	(71)	(260)
(603)	(365)	586	Inventories	(641)	(877)
(108)	(350)	146	Recoverable taxes	(940)	(219)
271	(551)	399	Others	(194)	67

			Increase (decrease) in liabilities
1,297	(37)	177	Trade accounts payable	452	673
(198)	(265)	227	Taxes payable	26	495
Employee’s post-retirement benefits, net of
460	530	361	unrecognized obligation	1,109	969
380	(159)	624	Other liabilities	419	(6)

7,215	5,241	6,256	Net cash provided by operating activities	15,919	15,438

(5,491)	(6,664)	(3,861)	Cash flows from investing activities	(15,700)	(9,639)

(2,942)	(446)	(1,652)	Cash flows from financing activities	(6,666)	(5,205)

(1,218)	(1,869)	743	Increase (decrease) in cash and cash equivalents	(6,447)	594

			Effect of exchange rate changes on cash and cash
558	283	(31)	equivalents	1,180	632

9,667	9,007	10,385	Cash and cash equivalents at beginning of period	12,688	9,871

9,007	7,421	11,097	Cash and cash equivalents at the end of period	7,421	11,097

Income Statement by Segment

	Nine-month period ended September 30, 2007 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	2,015	35,971	2,587	5,700	16,138	-	-	62,411
Inter-segment net operating revenues	26,859	13,246	811	687	276	-	(41,879)	-

Net operating revenues	28,874	49,217	3,398	6,387	16,414	-	(41,879)	62,411

Cost of sales	(10,608)	(42,797)	(2,991)	(4,840)	(14,858)	-	41,163	(34,931)
Depreciation, depletion and amortization	(2,267)	(752)	(162)	(417)	(112)	(106)	-	(3,816)
Exploration, including exploratory dry holes	(398)	-	-	(391)	-	-	-	(789)
Selling, general and administrative
expenses	(245)	(1,516)	(341)	(468)	(780)	(1,109)	78	(4,381)
Research and development expenses	(302)	(115)	(66)	(1)	(4)	(124)	-	(612)
Other operating expenses	(223)	(107)	(346)	(58)	(67)	(918)	1	(1,718)

Cost and expenses	(14,043)	(45,287)	(3,906)	(6,175)	(15,821)	(2,257)	41,242	(46,247)

Equity in results of non-consolidated
companies	-	17	65	130	-	(40)	-	172
Financial income (expenses), net	-	-	-	-	-	(370)	-	(370)
Employee benefit expense for non-active
participants	-	-	-	-	-	(728)	-	(728)
Other taxes	(31)	(54)	(32)	(51)	(66)	(251)	-	(485)
Other expenses, net	(15)	(10)	(23)	49	(3)	11	-	9

Income (loss) before income taxes and
minority interest	14,785	3,883	(498)	340	524	(3,635)	(637)	14,762

Income tax benefits (expense)	(5,027)	(1,314)	192	(218)	(178)	2,137	217	(4,191)

Minority interest	(126)	(4)	(196)	(163)	-	244	-	(245)

Net income (loss) for the period	9,632	2,565	(502)	(41)	346	(1,254)	(420)	10,326

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Income Statement by Segment

	Nine-month period ended September 30, 2006 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	2,499	32,137	2,108	3,087	13,496	-	-	53,327
Inter-segment net operating revenues	24,943	11,056	895	844	210	-	(37,948)	-

Net operating revenues	27,442	43,193	3,003	3,931	13,706	-	(37,948)	53,327

Cost of sales	(10,229)	(38,491)	(2,643)	(2,376)	(12,432)	-	37,330	(28,841)
Depreciation, depletion and amortization	(1,542)	(469)	(140)	(314)	(101)	(50)	-	(2,616)
Exploration, including exploratory dry holes	(309)	-	-	(236)	-	-	-	(545)
Selling, general and administrative
expenses	(321)	(1,016)	(243)	(369)	(756)	(844)	29	(3,520)
Research and development expenses	(247)	(96)	(48)	(1)	(4)	(116)	-	(512)
Other operating expenses	38	(10)	(181)	29	(15)	(474)	13	(600)

Cost and expenses	(12,610)	(40,082)	(3,255)	(3,267)	(13,308)	(1,484)	37,372	(36,634)

Equity in results of non-consolidated
companies	-	10	(26)	29	-	23	-	36
Financial income (expenses), net (1)	-	-	-	-	-	(377)	-	(377)
Employee benefit expense for non-active
participants	-	-	-	-	-	(764)	-	(764)
Other taxes	(25)	(61)	(30)	(49)	(58)	(194)	-	(417)
Other expenses, net	(67)	(16)	(6)	(5)	1	35	-	(58)

Income (loss) before income taxes and
minority interest	14,740	3,044	(314)	639	341	(2,761)	(576)	15,113

Income tax benefits (expense)	(5,011)	(1,032)	98	(237)	(117)	1,454	196	(4,649)
Minority interest	(136)	(3)	(155)	(158)	-	28	-	(424)

Net income (loss)	9,593	2,009	(371)	244	224	(1,279)	(380)	10,040

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Other Operating Expenses by Segment

	Nine-month period ended September 30, 2007 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Expenses related to Petros Plan repactuation	(104)	(61)	(5)	(4)	(19)	(303)	-	(496)
Institutional Relations and Culture Projects	(29)	(24)	-	-	(20)	(340)	-	(413)
Idle capacity from thermoelectric power plants	-	-	(172)	-	-	-	-	(172)
HSE expenses	(6)	(44)	(1)	(5)	-	(109)	-	(165)
Expenses related to the new salaries plan	(57)	(28)	(5)	(4)	-	(50)	-	(144)
Contractual fines	-	-	(134)	-	-	-	-	(134)
Losses resulted from Legal Proceedings	(71)	(21)	-	(6)	(29)	(5)	-	(132)
Unscheduled stoppages of plant and equipment	(10)	(34)	-	-	-	-	-	(44)
Ship or pay commitments	-	-	-	(37)	-	-	-	(37)
Other	54	105	(29)	(2)	1	(111)	1	19

	(223)	(107)	(346)	(58)	(67)	(918)	1	(1,718)

	Nine-month period ended September 30, 2006 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and culture projects	-	(15)	-	-	(30)	(291)	-	(336)
Expenses with thermoelectric plants	-	-	(187)	-	-	-	-	(187)
Losses resulted from legal proceedings	(8)	(18)	-	(2)	(8)	(67)	-	(103)
HSE expenses	(7)	-	(1)	(1)	-	(83)	-	(92)
Unscheduled stoppages of plant and equipment	(7)	(27)	-	-	-	-	-	(34)
Ship or pay commitments	-	-	-	(42)	-	-	-	(42)
Bonus received from partners	46	-	-	-	-	-	-	46
Others	14	50	7	74	23	(33)	13	148

	38	(10)	(181)	29	(15)	(474)	13	(600)

Part of the expenses associated with idle thermoelectric plants were allocated to Cost of sales, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independently of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Selected Balance Sheet Data by Segment

	Nine-month period ended September 30, 2007 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	4,153	11,829	2,778	2,413	2,513	11,022	(6,056)	28,652

Cash and cash equivalents	-	-	-	-	-	7,421	-	7,421
Other current assets	4,153	11,829	2,778	2,413	2,513	3,601	(6,056)	21,231

Investments in non-consolidated
companies and other							-
investments	69	1,405	510	1,520	32	204		3,740

Property, plant and equipment,
net	43,264	12,963	9,345	7,339	1,763	1,377	(10)	76,041

Non current assets	1,317	533	1,452	592	512	5,882	(390)	9,898

Petroleum and Alcohol Account	-	-	-	-	-	433	-	433
Government securities	-	-	-	-	-	677	-	677
Other assets	1,317	533	1,452	592	512	4,772	(390)	8,788

Total assets	48,803	26,730	14,085	11,864	4,820	18,485	(6,456)	118,331

Selected Balance Sheet Data by Segment

	Year ended December 31, 2006 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,966	9,668	1,256	2,371	1,978	15,413	(2,697)	30,955

Cash and cash equivalents	-	-	-	-	-	12,688	-	12,688
Other current assets	2,966	9,668	1,256	2,371	1,978	2,725	(2,697)	18,267

Investments in non-consolidated
companies and other
investments	33	970	394	1,721	20	124	-	3,262

Property, plant and equipment,
net	33,979	9,828	6,828	5,722	1,468	1,072	-	58,897

Non current assets	1,388	354	1,119	460	209	2,523	(487)	5,566

Petroleum and Alcohol Account	-	-	-	-	-	368	-	368
Government securities	-	-	-	-	-	479	-	479
Other assets	1,388	354	1,119	460	209	1,676	(487)	4,719

Total assets	38,366	20,820	9,597	10,274	3,675	19,132	(3,184)	98,680

Selected Data for International Segment

	Nine-month period ended September 30, 2007 U.S.$ million INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS	9,042	2,452	1,620	375	2,136	(3,761)	11,864

STATEMENT OF INCOME

Net Operating Revenues	1,890	4,186	432	1,443	14	(1,578)	6,387

Net operating revenues to third parties	794	3,060	395	1,430	14	7	5,700
Inter-segment net operating revenues	1,096	1,126	37	13	-	(1,585)	687

Net income (loss) for the period	9	71	77	(26)	(171)	(1)	(41)

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

	U.S.$ million INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS (As of December 31, 2006)	7,458	2,249	1,499	375	1,007	(2,314)	10,274

STATEMENT OF INCOME
(Nine-month period ended September 30, 2006)

Net Operating Revenues	1,935	2,007	566	1,062	18	(1,657)	3,931

Net operating revenues to third parties	579	899	535	1,056	18	-	3,087
Inter-segment net operating revenues	1,356	1,108	31	6	-	(1,657)	844

Net income (loss) for the period	314	47	60	(33)	(134)	(10)	244

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A –
Petrobras
Investor Relations Department
 Theodore M. Helms –
Executive Manager
E-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd
floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.